Exhibit 99.1

Chunghwa Telecom board approves participation in China Airlines secondary offering

Date of events: 2012/01/16

Contents:

Taipei, Taiwan, R.O.C. Jan. 16, 2012 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today announced that it has received board approval to participate in China Airlines’ secondary equity offering up to a maximum amount of NT$3.5 billion, at the issue price of NT$11.73 per share, after confirming China Aviation Development Foundation’s (CADF) participation in the offering as aforementioned. However, if China Airline’s average closing price for the five business days prior to the payment date is lower than NT$10.57, which equates to the airline’s net book value per share in the third quarter 2011, Chunghwa will not participate in the offering.  China Airline’s closing price for January 16 is NT$14.30.

Chunghwa Telecom focuses on business opportunities in the six emerging industries promoted by the ROC Government. The Company plans to extend the reach of its cloud services business to include tourism, one of the six emerging industries, through equity investment and strategic alliances. China Airlines is not only Taiwan’s largest airline company, but also the country’s tourism leader. The forging of a strategic alliance with China Airlines could enable Chunghwa Telecom to leverage China Airlines’ expertise in both the airline and tourism industries, and position Chunghwa Telecom to further expand the scope of its Information Communications Technology (ICT) business to tourism and related businesses. Chunghwa Telecom expects this initiative to enhance the tourist experience, as well as to increase shareholder value.

The outstanding shares in China Airlines will total 5.2 billion after this offering. Chunghwa Telecom is expected to acquire a maximum of 299 million shares, accounting for 5.74% of China Airlines shares after the offering.